Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Aladdin Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Corporate Communications
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

Aladdin Press and Investor Contact:
Jeremy Jacobs/Rachel Ferguson
Joele Frank, Wilkinson Brimmer Katcher
jjacobs@joelefrank.com
rferguson@joelefrank.com
212.355.4449

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems to Hold Extraordinary General
Meeting of Shareholders on October 23, 2008

TEL AVIV, ISRAEL – Sept. 18, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, announced today that it will hold an Extraordinary General Meeting of Shareholders at the Company’s offices at 35 Efal Street, Petach Tikva, Israel on Thursday, October 23, 2008, at 11 a.m. (Israel Time).

The Extraordinary General Meeting is being convened at the request of Jasmine Holdco LLC, an affiliate of Vector Capital. Jasmine Holdco LLC is an Aladdin shareholder. Its affiliate, Vector Capital, through its wholly-owned subsidiary, SafeNet, Inc., is a direct competitor of Aladdin. At the Extraordinary General Meeting, shareholders will be asked to consider, among other things, Jasmine’s proposal to replace all of Aladdin’s highly-qualified Board members (except for the two outside directors of the Company appointed in accordance with the Israeli Companies Law) with three hand-picked representatives, who are motivated to follow Jasmine’s and SafeNet’s wishes and to “pursue a sale transaction” of the Company that will benefit Jasmine above all other Aladdin shareholders. Jasmine is also requesting that Aladdin’s Board be set at five members to ensure that its nominees control Aladdin’s Board. In complying with its obligations under Israeli Companies Law to convene the Extraordinary General Meeting, the Board of Aladdin noted that Jasmine has not provided Aladdin with information regarding its proposed nominees required for Aladdin’s Board and its nominating committee to review and assess the nomination of the proposed nominees and to confirm that the election of the proposed nominees will enable Aladdin to continue to comply with regulatory requirements under Israeli and U.S. law.

Shareholders of record at the close of business on September 23, 2008 shall be entitled to notice of, and to vote at, the Extraordinary General Meeting. The Company expects to mail a detailed notice and proxy statement to its shareholders on or about September 25, 2008, at which time the notice and proxy statement will also be made available at no charge on the U.S. Securities and Exchange Commission’s Web site at http://www.sec.gov and on the Israel Securities Authority’s Web site at http://www.magna.isa.gov.il.

Shareholders with questions or who need assistance in voting their shares may call the Company's proxy solicitor, D.F. King & Co., Inc., toll-free at 1-800-207-3158.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improve productivity, and enable compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisitions of Athena Smartcards, SafeWord and Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape, unexpected costs associated with one time corporate events and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, SafeWord, SmartKey, CryptoIdentity, Eutronsec, Aladdin Knowledge Systems and the Aladdin logos are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.